UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

_________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: October 29, 2013

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012  AND 2013

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
UNAUDITED				LIABILITIES AND STOCKHOLDERS' EQUITY
ASSETS
		At December	At September			At December	At September
	Note	31, 2012	30, 2013		Note	31, 2012	30, 2013
		S/.000	S/.000			S/.000	S/.000
Current assets				Current liabilities
Cash and cash equivalents		780,114	1,058,824	Borrowings	11	452,819	553,039
Available-for-sale financial asset		5,005	6,063	Trade accounts payable		937,287	957,077
Trade accounts receivable		444,593	497,576	Accounts payable to related parties	8	42,734	50,240
Outstanding work in progress		525,251	1,023,207	Current taxes		158,834	135,153
Accounts receivable from related parties	8	49,761	65,820	Other accounts payable		1,015,129	868,513
Other accounts receivable		436,451	491,464	Other provisions	12	11,312	4,131
Inventories		747,416	788,148	Total current liabilities		2,618,115	2,568,153
Prepaid expenses		22,839	24,760
Total current assets		3,011,430	3,955,862	Non-current liabilities
				Borrowings	11	392,655	356,587
Non-current assets				Other accounts payable		52,776	113,011
Long-term trade accounts receivable		305,887	556,788	Other provisions	12	51,315	52,113
Other long-term accounts receivable		87,484	56,635	Derivative financial instruments		18,696	4,751
Investments in associates	9	37,446	87,722	Deferred income tax liability		82,179	102,258
Property investment		35,972	37,181	Total non-current liabilities		597,621	628,720
Property, plant and equipment	10	938,093	962,644	Total liabilities		3,215,736	3,196,873
Intangible assets	10	505,108	520,812
Derivative financial instruments		128	-	Equity	13
Deferred income tax asset		71,078	128,583	Capital		558,284	660,054
Total non-current assets		1,981,196	2,350,365	Legal reserve		107,011	111,657
				Other reserves		6,656	1,064,734
				Unrealized result		(3,716)	3,285
				Retained earnings		723,972	832,349
				Equity attributable to controlling interest in the Company		1,392,207	2,672,079
				Non-controlling interest		384,683	437,275
				Total equity		1,776,890	3,109,354

		4,992,626	6,306,227			4,992,626	6,306,227

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME
UNAUDITED		For the nine-month period
		ended
	Note	2012	2013
		S/.000	S/.000

Income from valuation of work		2,321,467	2,752,811
Income from services provided		1,118,121	1,202,849
Sale of goods and others		234,689	289,848
		3,674,277	4,245,508

Cost of works	14	(2,079,992)	(2,429,895)
Cost of services provided	14	(947,397)	(924,606)
Cost of goods and others sold	14	(136,355)	(186,018)
		(3,163,744)	(3,540,519)
Gross profits		510,533	704,989

Administrative expenses	14	(184,628)	(264,130)
Other income		43,138	20,665
Profit from the sale of investments		-	-
Other (losses) gains, net		627	294
Operating profit		369,670	461,818

Financial expenses		(240,946)	(385,063)
Financial income		240,395	286,068
Interest in profit of associate
under the equity method of accounting		-	32,603
Profit before income tax		369,119	395,426
Income tax	15	(112,051)	(128,515)
Profit for the year		257,068	266,911

Other comprehensive income:
Cash flow hedge, net of taxes		(2,977)	3,412
Actuarial losses, net of taxes		(1,873)	(4,842)
Translation adjustment		3,184	6,359
Total comprehensive income		(1,666)	4,929
Comprehensive income for the year		255,402	271,840

Profit attributable to:
Controlling interest in the Company		200,747	204,857
Non-controlling interest		56,321	62,054
		257,068	266,911
Comprehensive income attributable to:
Company controlling shareholders		199,258	208,226
Non-controlling interest		56,144	63,614
		255,402	271,840

Attributable profit		200,747	204,857

Weighted average number of shares in issue
at S/.1.00 each at September 30)		558,284,190	660,053,790

Basic and diluted earning per share (S/.)		0.360	0.353

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
UNAUDITED

	For the nine-month period
	ended September 30
	2012	2013
	S/.000	S/.000

Profit for the year	257,068	266,911

Comprehensive income:
Cash flow hedge, net of taxes	(2,977)	3,412
Actuarial losses, net of taxes	(1,873)	(4,842)
Translation adjustment	3,184	6,359
Total comprehensive income	(1,666)	4,929
Comprehensive income for the year	255,402	271,840

Comprehensive income attributable to:
Company controlling shareholders	199,258	208,226
Non-controlling interest	56,144	63,614
	255,402	271,840

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012
UNAUDITED		Attributable to the Company's controlling shareholders
				Premium	Other
	Número		Legal	for issue	comprehensive	Retained		Non-controlling
	de acciones	Capital	reserve	of shares	income	earnings	Total	interest	Total
	En miles	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Balances at January 1 , 2012	558,284	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086
Profit for the year	-	-	-	-	-	200,747	200,747	56,321	257,068
Cash flow hedge	-	-	-	-	(2,828)	-	(2,828)	(149)	(2,977)
Actuarial losses, net of taxes		-	-	-		(1,873)	(1,873)	-	(1,873)
Translation adjustment	-	-	-	-	3,212	-	3,212	(28)	3,184
Comprehensive income for the year	-	-	-	-	384	198,874	199,258	56,144	255,402
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	(86,722)	(86,722)		(86,722)
- Dividend distribution of subsidiaries							-	(14,884)	(14,884)
- Legal Reserve			28,907			(28,907)	-		-
- Contribuitions of non-controlling interest	-	-	-	-	-		-	(2,086)	(2,086)
- Effect of Stracon GyM consolidation	-	-	-	-	-	-	-	3,455	3,455
- Acquisition of Survial							-	5,750	5,750
- Acquisition of Stracon G y M with contributions	-	-	-	-	-	-	-	9,947	9,947
- Debt capitalization							-	12,232	12,232
- Consolidation of OTAS							-	11,086	11,086
- Capitalization	-	167,485	-	-	-	(167,485)	-	-	-
- Sale and purchase of treasury shares	-	140	-	1,292	-	-	1,432	-	1,432
- Consolidation of subsidiary - LQS	-	-	-	-	-	-	-	-	-
- Other	-	171	-	(171)	-		-	-	-
Total transactions with shareholders	-	167,796	28,907	1,121	-	(283,114)	(85,290)	25,500	(59,790)
Balances at september 30, 2012	558,284	558,284	107,011	6,001	74	631,620	1,302,990	345,708	1,648,698

Balance at January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	384,683	1,776,890
Net profit for the year						204,857	204,857	62,054	266,911
Cash flow hedge		-	-	-	3,241	-	3,241	171	3,412
Actuarial losses, net of taxes		-	-	-		(3,632)	(3,632)	(1,210)	(4,842)
Translation adjustment		-	-	-	3,760	-	3,760	2,599	6,359
Comprehensive income for the year		-	-	-	7,001	201,225	208,226	63,614	271,840
Transactions with shareholders:
Transfer to legal reserve		-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution		-	-	-	-	(86,986)	(86,986)		(86,986)
- Dividend distribution of subsidiaries							-	(27,054)	(27,054)
- Contribuitions of non-controlling interest		-	-	-	-	-	-	15,550	15,550
- Acquisition of non-controlling interest of DSD							-	16,078	16,078
- Acquisition of non-controlling interest of GMD, VIVA and Concar		-	-	(2,787)	-	(1,215)	(4,003)	(8,754)	(12,757)
- Deconsolidation of subsidiary - LQS		-	-	-	-	-	-	(6,842)	(6,842)
- Capital Increase	101,770	101,770		1,108,235			1,210,005	-	1,210,005
- Costs related to the issuance of shares		-	-	(47,370)	-	-	(47,370)	-	(47,370)
Total transactions with shareholders		101,770	4,646	1,058,078	-	(92,847)	1,071,646	(11,022)	1,060,624
Balances at september 30, 2013	660,054	660,054	111,657	1,064,734	3,285	832,350	2,672,079	437,275	3,109,354

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED	For the nine-month period
	ended September 30
	2012	2013
	S/.000	S/.000

CASH FLOWS OPERATING ACTIVITIES
Profit before taxes	369,119	395,426
Adjustment to net results not affecting cash flows
from operating activities
Depreciation	123,979	139,803
Amortization of other assets	51,274	57,940
Writte-off for obsolescence	-	1,516
Write-off of other provisions	(37,651)	(6,932)
Provision expenses	4,325	516
Share of the profit in associates	-	-
under the equity method	-	(32,604)
Gains from sales of property, plant and equipment	(927)	(496)
Foreign exchange losses on operating activities	8,892	6,031
Net changes in assets and liabilities:	-	-
Increase (decrease) in trade accounts receivable	(131,377)	(484,253)
Decrease in other accounts receivable	(286,731)	(265,384)
Increase (decrease) in accounts receivable from related parties	(28,672)	(16,059)
Decrease in inventories	(126,992)	(44,174)
(Decrease) increase in prepaid expenses and other assets	20,557	(1,048)
(Decrease) increase in trade accounts payable	109,496	12,114
Increase in other accounts payable	295,743	(125,022)
Increase (decrease) in other payables to related parties	(34,557)	8,920
Decrease in current income tax	(173,903)	(176,533)
Decrease in other provisions	(121)	(1,068)
Payment for purchase of intangibles - Concessions	(15,151)	(1,721)
Net cash applied to operating activities	147,303	(533,028)

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of property, plant and equipment	9,454	15,773
Dividends received		4,420
Payment for purchase of properties investment	(336)	(2,398)
Assets available for sale	338
Payment for purchase of intangibles	(12,120)	(17,747)
Payment for purchase of investments (Note 18)		(88,343)
Payment for purchase of fixed assets	(179,758)	(152,123)
Net cash applied to investing activities	(182,422)	(240,418)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans received	440,962	1,202,848
Amortization of loans received	(380,704)	(1,121,396)
Payment of interest	(21,920)	(54,627)
Dividends paid to non-controlling interest	(14,884)	(27,054)
Dividends paid to controlling interest	(86,722)	(86,986)
Acquisition of interest in subsidiary in non-controlling interest Vial y Vives		(9,427)
Acquisition of interest in subsidiary in non-controlling interest GMD, Concar and VIVA		(3,329)
Acquisition of Survial	5,750
Capital contribution of non-controlling shareholders	(2,086)	15,550
Sale and purchase of treasury shares	1,432
Capital Increase		1,195,794
Costs related to the issuance of shares	-	(47,370)
Net cash provided to financing activities	(58,172)	1,064,003
Net decrease in cash	(93,291)	290,557
Cash (outflows) inflows from consolidation	-	(5,816)
Exchange losses on cash and cash equivalents	(8,892)	(6,031)
Cash and cash equivalents at the beginning of the year	658,187	780,114
Cash and cash equivalents at the end of the year	556,004	1,058,824

Non-cash transactions:
Acquisition of assets under finance lease	56,035	36,490
Capitalization	167,485
Debt capitalization	12,232
Effect of Stracon GyM consolidation	24,994
Desconsolidation SEC		7,408
Desconsolidation LQS		9,775

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 (UNAUDITED) AND 2013

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of September 30, 2013 have been prepared and authorized for issuance by the Chief Financial Officer  on October 25, 2013.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the nine -month period ended September 30, 2013 have been prepared in accordance with (IAS 34) “Interim financial reporting”.  The condensed interim consolidated financial statements should be read in conjunction  with the annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used  in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2012, except for income taxes, which for the interim period  have been recognized  applying the tax rate that would be applicable for 2013.

IFRS and amendments to IFRS applicable for the first time for the period covered in these interim financial statements. -

New IFRS or amendments to IFRS mandatory from January 1, 2013 have been considered by the Group in the preparation of these interim consolidated financial statements; however, they have not resulted in changes in the prior-year accounting policies. Major new IFRS  or amendments to IFRS relevant to the Group activities are as follows:

•
IFRS 7, ‘Financial instruments: Disclosures’ as amended in October 2010. The IASB modified the disclosures required so that the users of the financial statements may assess the risk exposure related to financial asset transfers and the effect of these risk on the entity’s financial position. This standard did not result in significant changes in the disclosures in the interim consolidated financial statements.

•	IFRS 10, “Consolidated financial statements” – The application of this standard has not resulted in changes in the consolidation criteria applied by the Group.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

•
IFRS 11, “Joint arrangements” – The application of this standard has not resulted in changes in the  criteria  applied by the Group  in the recognition of interests in joint arrangements. Until 2012, the Group’s interest in these types of arrangements, mostly joint operations, were recognized as joint operations within the scope of IAS 31. As a result of the assessment of the assets and obligations for the liabilities arising from contracts, the Group has arrived at the conclusion that its interest in those contracts continue to be classified as  joint operations. Therefore, the Group recognizes in its financial statements its share in the assets, liabilities, revenues and expenses of this type of contracts.

•	IFRS 12, “Disclosures of interests in other entities”. This standard did not result in significant changes in the disclosures in interim consolidated financial statements.

•
IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. See changes in disclosures in interim consolidated financial statements in note 4.3.

•
Amendment to IAS 1, ‘Presentation of financial statements’ relating to other comprehensive income. The major change resulting from this amendment is the requirement for entities to group the items of “other comprehensive income” (OCI) depending on whether they are reclassifiable or not to the statement of comprehensive income. See changes on disclosures in OCI.

•
IAS 19, ‘Employee benefits’ was amended in September 2011 by the IASB. The amendments eliminate the corridor approach and recognize financial expenses on a net basis. The adoption of this standard did not result in significant changes in the disclosures in interim consolidated financial statements nor have a material impact on the Group's financial position or performance.

•
IAS 28, ‘Investments in Associates and Joint Ventures’. It was amended in May 2011 by the IASB. The new standard includes guidelines to recognize joint ventures and associates under the equity method. The adoption of this standard did not result in significant changes in the disclosures in interim consolidated financial statements nor have a material impact on the Group's financial position or performance.

4	FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2012.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1 Market risk

Compared to year end, no new material market risk hedging arrangements have occurred.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

4.1.2 Credit risk

Compared to year end,the Group has no exposure to any new relevant credit risk.

4.1.3 Liquidity risk

Compared to year end,  no major changes in undiscounted contractual cash flows have occurred, except for changes in the structure of the Group’s liabilities, resulting from an increase in the long-term debt relating to a syndicated loan which matures in 2018 (Note 11); the proceeds of this debt were used to repay a short-term loan and to finance investment activities of subsidiary GyM Ferrovías.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to 2	From 2 to 5	Over 5
	year	years	years	years	Total
	S/.000	S/.000	S/.000	S/.000	S/.000

As of December 31,2012
Borrowing (except for
finance leases) (*)	343,072	82,980	62,992	25,440	514,484
Finance leases (*)	124,709	103,373	130,246	22,119	380,447
Trade accounts payable	937,287	-	-	-	937,287
Other accounts payable	340,547	38,135	-	-	378,682
Accounts payable to
related parties	42,734	-	-	-	42,734
	1,788,349	224,488	193,238	47,559	2,253,634

As of September 30, 2013
Borrowing (except for
finance leases) (*)	460,922	89,889	87,366	-	638,177
Finance leases (*)	125,533	94,957	100,263	20,134	340,887
Trade accounts payable	957,077	-	-	-	957,077
Other accounts payable	243,783	25,705	2,926	-	272,414
Accounts payables to
related parties	50,240	-	-	-	50,240
	1,837,555	210,551	190,555	20,134	2,258,795

(*) Includes interest.

4.2 Capital management

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2012 and September 30, 2013 the gearing ratio was as follows:

	At December	At September

	31, 2012	30, 2013
	S/.000	S/.000

Total borrowings	) 845,474	909,626
Less: Cash and cash equivalents	(780,114)	(1,058,824)
Net debt	65,360	(149,198)
Total equity	1,776,890	3,109,354
Total capital	1,842,250	2,960,156

Gearing ratio	0.04	0.05

The gearing ratio is maintained within the limits set by Group Management, between 0.04 and 1.00. The increase in this ratio resulted from a slight increase in debt ratios and a decrease in cash and cash equivalent balances  that were used in investments within the Group.

4.3 Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established:

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability (level 1), either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The only financial instruments measured at fair value by the Group are interest rate swaps (variable to fixed), forward foreign exchange contracts (mostly euros and U.S. dollars) and available-for-sale investments.  The measurement at fair value of these instruments corresponds to the characteristics of Level 2 and has been determined based on the present value of discounted future cash flows.  During the nine-month period ended September 30, 2013 there were no changes in the levels of measurement of financial instruments at fair value.

The carrying amount of cash and cash equivalents corresponds to its fair value.  The Group considers that the carrying amount of short-term accounts receivable and payable approximates fair value. The fair value of financial liabilities has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments.

Fair value hierarchy -

The following table presents the Group’s financial assets and liabilities that are measured at fair value as of September 30, 2013.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

	Level 1	Level 2	Level 3	Total
	S/.000	S/.000	S/.000	S/.000

Liabilities:
Derivative financial instruments - Cash
flow hedging	-	4,751	-	4,751
Total liabilities	-	4,751	-	4,751

There were no transfers between Levels 1, 2 and 3 during the period.

Valuation techniques used to derive Level 2 fair values -

Level 2 hedging derivatives comprise forward foreign exchange contracts and interest rate swaps. These forward foreign exchange contracts have been fair valued using forward exchange rates that are quoted in an active market. Interest rate swaps are fair valued using forward interest rates extracted from observable yield curves. The effects of discounting are generally insignificant for Level 2 derivatives.

Group’s valuation processes -

The Corporate General Manager reviews the fair value of derivatives instruments by using the information provided by local financial institutions. Management performs this review at each reporting date. This information is reviewed at first by subsdiriaries’ management, and subsequently by the Corporate General Manager.

The Group has its financial instruments only in Level 2.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2012, with the exception of changes in estimates that are required in determining the provision for income taxes for this interim period.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the year.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Assets and liabilities by operating segments

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll Roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
As of December 31, 2012
Assets -
Cash and cash equivalents	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114
Available-for-sale financial assets	-	-	-	-	-	-	-	5,005	-	5,005
Trade accounts receivable	181,107	26,922	6,560	20	43,692	19,336	166,895	61	-	444,593
Work in progress receivable	417,073	-	11,722	15,029	-	-	81,427	-	-	525,251
Accounts receivable from related parties	67,913	-	300	159	134	4,867	52,243	304,812	(380,667)	49,761
Other accounts receivable	306,744	16,783	17,970	6,326	-	13,479	40,444	34,705	-	436,451
Inventories	145,301	8,287	-	6,419	-	523,722	64,048	1,392	(1,753)	747,416
Prepaid expenses	5,882	1,309	583	7,220	-	1,589	5,149	1,107	-	22,839
Total current assets	1,547,352	83,951	127,779	63,485	43,894	635,997	495,493	395,573	(382,094)	3,011,430

Accounts receivable -long term	-	-	-	305,887	-	-	-	-	-	305,887
Other accounts receivable - long term	11,256	14,696	13,833	11,206	3,720	6,803	24,274	1,696	-	87,484
Investments in associates	113,601	-	-	-	-	17,151	2	801,824	(895,132)	37,446
Investment properties	-	-	-	-	-	35,972	-	-	-	35,972
Property, plant and equipment	539,018	205,853	2,034	3,365	-	4,470	109,259	76,317	(2,223)	938,093
Intangible assets	197,205	95,283	146,186	7,830	2,406	772	24,461	14,855	16,110	505,108
Derivative financial instruments	-	-	-	-	-	128	-	-	-	128
Deferred income tax asset	14,751	-	6,184	8,287	-	6,110	34,190	-	1,556	71,078
Total non-current assets	875,831	315,832	168,237	336,575	6,126	71,406	192,186	894,692	(879,689)	1,981,196
Total assets	2,423,183	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	4,992,626

Liabilities-
Borrowings	119,960	16,216	14,226	-	8,271	43,216	96,015	154,915	-	452,819
Trade accounts payable	663,454	21,996	744	15,111	27	70,571	163,495	1,889	-	937,287
Accounts payable to related parties	42,973	1,610	13,970	290,601	15,763	9,231	46,376	14,189	(391,979)	42,734
Current taxes	110,515	4,506	1,977	873	167	8,614	28,187	3,995	-	158,834
Other accounts payable	650,079	10,640	68,658	223	-	131,967	144,373	9,189	-	1,015,129
Other provisions	-	401	-	-	-	-	10,911	-	-	11,312
Total current liabilities	1,586,981	55,369	99,575	306,808	24,228	263,599	489,357	184,177	(391,979)	2,618,115

Borrowings	180,857	97,777	48,513	-	-	49,657	12,427	3,424	-	392,655
Other accounts payable	-	14,640	-	-	-	12,858	24,681	597	-	52,776
Other provisions	16,133	7,558	-	-	-	-	27,624	-	-	51,315
Derivative financial instruments	-	5,999	-	12,697	-	-	-	-	-	18,696
Deferred income tax liability	63,858	2,563	24	-	722	68	9,634	5,310	-	82,179
Total non-current liabiilities	260,848	128,537	48,537	12,697	722	62,583	74,366	9,331	-	597,621
Total liabilities	1,847,829	183,906	148,112	319,505	24,950	326,182	563,723	193,508	(391,979)	3,215,736
Equity attributable to controlling interest
in the Company	472,097	192,411	90,124	60,416	12,535	147,054	103,015	1,086,774	(772,219)	1,392,207
Non-controlling interest	103,257	23,466	57,780	20,139	12,535	234,167	20,941	9,983	(97,585)	384,683
Total Liabilities and Equity	2,423,183	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	4,992,626

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Assets and liabilities by operating segments

		Infrastructure
	Engineering and construction	Energy	Toll Roads	Mass transit	Via Expres Sur	Water treatment	Real estate	Technical services	Parent Company Operations	Eliminations	Consolidated
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
As of September 30, 2013
Assets -
Cash and cash equivalents	229,888	28,132	23,986	11,653	2,518	318	64,783	21,191	676,355	-	1,058,824
Available-for-sale financial assets	-	1,058	-	-		-	-	2	5,005	(2)	6,063
Trade accounts receivable	360,925	37,454	-	7		-	14,545	84,620	25	-	497,576
Work in progress receivable	673,550	1,140	12,321	43,771		81,212	-	211,213	-	-	1,023,207
Accounts receivable from related parties	80,488	-	40,702	1,170		-	76	40,852	682,537	(780,005)	65,820
Other accounts receivable	299,436	29,905	9,458	34,432	304	7,452	11,163	69,682	32,454	(2,822)	491,464
Inventories	95,880	8,549	-	10,046	-	-	603,044	73,092	272	(2,735)	788,148
Prepaid expenses	9,617	2,165	845	2,815	-	48	3,950	4,750	570	-	24,760
Total current assets	1,749,784	108,403	87,312	103,894	2,822	89,030	697,561	505,402	1,397,218	(785,564)	3,955,862

Accounts receivable - long term	-	-	-	556,788	-	-	-	-	-	-	556,788
Other accounts receivable - long term	-	-	24,361	-	-	3,100	11,480	15,689	2,005	-	56,635
Investments in associates	148,035	6,328	-	-	-	-	18,713	10,412	790,032	(885,798)	87,722
Investment properties	-	-	-	-	-	-	37,181	-	-	-	37,181
Property, plant and equipment	553,793	185,959	3,794	5,283	-	-	5,591	114,917	96,094	(2,787)	962,644
Intangible assets	203,069	103,955	147,751	8,873	1,882	2,329	986	20,136	15,863	15,968	520,812
Derivative financial instruments	-	-	-	-		-	-	-	-	-	-
Deferred income tax asset	51,584	-	4,734	14,036	-	-	6,296	40,076	9,791	2,066	128,583
Total non-current assets	956,481	296,242	180,640	584,980	1,882	5,429	80,247	201,230	913,785	(870,551)	2,350,365
Total assets	2,706,265	404,645	267,952	688,874	4,704	94,459	777,808	706,632	2,311,003	(1,656,115)	6,306,227

Liabilities -
Borrowings	239,462	38,693	19,127	-	-	51,354	111,494	92,333	576	-	553,039
Trade accounts payable	713,633	19,791	1,776	11,233	-	27	44,790	158,881	6,946	-	957,077
Accounts payable to related parties	52,426	1,892	13,881	609,447	712	15,147	36,503	53,215	47,022	(780,005)	50,240
Current taxes	98,119	3,154	2,346	272	-	328	4,139	25,070	1,725	-	135,153
Other accounts payable	645,389	8,552	37,328	510	-	-	91,499	73,645	10,961	629	868,513
Other provisions	-	3,268	-	-	-	-	-	863	-	-	4,131
Total current liabilities	1,749,029	75,350	74,458	621,462	712	66,856	288,425	404,007	67,230	(779,376)	2,568,153

Borrowings	144,503	90,121	42,104	-	-	-	49,484	27,387	2,988	-	356,587
Other accounts payable	-	-	459	-	-	-	11,666	100,289	597	-	113,011
Other provisions	17,228	4,687	-	-	-	-	-	30,198	-	-	52,113
Derivative financial instruments	-	3,697	-	578	-	-	476	-	-	-	4,751
Deferred income tax liability	92,132	312	-	-	-	699	3,201	5,914	-	-	102,258
Total current liabilities	253,863	98,817	42,563	578	-	699	64,827	163,788	3,585	-	628,720
Total liabilities	2,002,892	174,167	117,021	622,040	712	67,555	353,252	567,795	70,815	(779,376)	3,196,873

Equity attributable to
controlling interest in the company	571,613	213,355	91,223	50,126	3,992	13,452	153,141	117,094	2,230,367	(772,284)	2,672,079
Non-controlling interest	131,760	17,123	59,708	16,708	-	13,452	271,415	21,743	9,821	(104,455)	437,275
Total liabilities and equity	2,706,265	404,645	267,952	688,874	4,704	94,459	777,808	706,632	2,311,003	(1,656,115)	6,306,227

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll Roads	Mass transit	Water Treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

For the nine-month period ended
September 30, 2012 -

Revenues	2,450,123	215,325	89,855	53,116	28,876	156,920	782,250	33,422	(135,610)	3,674,277

Gross profit	266,345	84,373	36,759	(149)	9,678	65,012	93,092	1,698	(46,275)	510,533
Administrative expenses	(102,014)	(10,442)	(4,669)	(5,915)	(1,409)	(12,259)	(84,978)	(5,916)	42,974	(184,628)
Other income (expenses)	165	(549)	22	(10)	-	(385)	38,178	5,717	-	43,138
Other (losses) gains, net	-	627	-	-	-	-	-	-	-	627
Profit before interests
and taxes (EBIT)	164,496	74,009	32,112	(6,074)	8,269)	52,368	46,292	1,499	(3,301)	369,670
Financial expenses	(150,747)	(21,252)	(12,825)	(13,790)	(5,961)	(10,712)	(20,695)	(9,934)	4,970	(240,946)
Financial income	173,217	18,585	8,732	8,463	122	8,580	18,110	9,270	(4,684)	240,395
Share of the profit or loss
in associates under the equity
method of accounting	5,412	-	-	-	-	-	-	170,627	(176,039)	-
Profit before
income tax (EBT)	192,378	71,342	28,019	(11,401)	2,430	50,236	43,707	171,462	(179,054)	369,119
Income tax	(61,225)	(20,907)	(6,732)	2,675	(729)	(15,365)	(7,119)	(3,203)	554	(112,051)
Net profit for the period	131,153	50,435	21,287	(8,726)	1,701	34,871	36,588	168,259	(178,500)	257,068

Profit attributable to:

Controlling interest in the
Group	117,466	45,820	11,009	(6,545)	851	8,100	29,360	167,774	(173,088)	200,747
Non-controlling interest	13,687	4,615	10,278	(2,181)	850	26,771	7,228	485	(5,412)	56,321
Net Profit for the period	131,153	50,435	21,287	(8,726)	1,701	34,871	36,588	168,259	(178,500)	257,068

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance

		Infrastructure
	Engineering and construction	Energy	Toll Road	Mass transit	Via Expresa Sur	Water treatment	Real estate	Technical Services	Parent Company Operations	Eliminations	Consolidated
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

For the nine-month period ended
September 30, 2013 -

Revenue	2,930,128	198,867	128,031	78,830	-	42,366	230,199	811,448	38,769	(213,130)	4,245,508
Gross profit	380,639	67,679	46,722	10,397	-	2,943	85,592	141,409	(3,988)	(26,404)	704,989
Administrative expenses	(154,986)	(12,191)	(4,637)	(5,776)	(5)	(291)	(15,683)	(104,388)	(5,908)	39,735	(264,130)
Other income (expenses)	8,188	(427)	209	(100)	(1)	(3)	(610)	15,411	(1,176)	(826)	20,665
Other (looses) (gains), net	-	244	-	156	-	-	(106)			-	294
Profit before interests
and taxes (EBIT)	233,841	55,305	42,294	4,677	(6)	2,649	69,193	52,432	(11,072)	12,505	461,818
Financial expenses	(177,691)	(21,775)	(17,399)	(40,506)	(2)	(61)	(13,620)	(31,633)	(85,171)	2,795	(385,063)
Financial income	159,692	10,547	14,404	16,359	-	33	1,430	17,753	164,588	(98,738)	286,068
Share of the profit or loss
In associates under the equity
method of accounting	39,281	627	-	-	-	-	72	636	685	(8,698)	32,603
Profit before income tax (EBT)	255,123	44,704	39,299	(19,470)	(8)	2,621	57,075	39,188	69,030	(92,136)	395,426
Income tax	(81,458)	(13,589)	(11,170)	5,749	-	(788)	(15,413)	(11,602)	(1,194)	950	(128,515)
Net profit for the period	173,665	31,115	28,129	(13,721)	(8)	1,833	41,662	27,586	67,836	(91,186)	266,911

Profit attributable to:

Controlling interest in the
Group	143,874	28,699	17,796	(10,291)	(8)	917	14,211	23,997	67,997	(82,335)	204,857
Non-controlling interest	29,791	2,416	10,333	(3,430)	-	916	27,451	3,589	(161)	(8,851)	62,054
	173,665	31,115	28,129	(13,721)	(8)	1,833	41,662	27,586	67,836	(91,186)	266,911

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	TRANSACTIONS WITH RELATED PARTIES

a)      Transactions with related parties -

Major transactions between the Group and its related parties included in the interim consolidated financial statements are summarized as follows:

	From the nine-month
	period ended September 30
	2012	2013
	S/.000	S/.000
Revenue from sale of goods and services:
- Associates	-	1,983
- Joint operations	37,945	44,101
	37,945	46,084

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)      Key management compensation -

Key management includes directors (executives and non-executives) and members of the Executive Committee. The compensation paid or payable to key management in the first semester of 2013 amounted to S/.25.0 million (S/.22.6 million at September 30, 2012).

c)      Balances of transactions with related parties -

	At December 31		At September 30,
	2012		2013
	Receivable	Payable	Receivable	Payable
	S/.000	S/.000	S/.000	S/.000

Associates:
Servicios SEC SA	-	-	6,336	-
Proyectos Inmobiliarios Consultores (PICSA)	223	-	238	-
JV Panama	-	-	993	-
Sierra Morena	-	243	-	-
	223	243	7,567	-

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

	At December 31		At September 30,
	2012		2013
	Receivable	Payable	Receivable	Payable
	S/.000	S/.000	S/.000	S/.000

Joint operations:
Consorcio GyM Conciviles	2,197	2,426	23,864	-
Consorcio Río Mantaro	8,974	-	15,000	-
Consorcio Vial Sur	1,622	-	197	-
Consorcio Grupo 12	8,699		-	-
Consorcio La Chira	-	7,868	-	171
Consorcio Brocal Pasco	4,711	-	330	62
Consorcio Tren Eléctrico	303	-	296	9,611
Consorcio La Gloria	3,430	3,443	3,743	3,404
Consorcio Ríos Pallca	-	-	-	10,307
Consorcio Tiwu	963	1,716	-	-
Consorcio Río Urubamba	1,790	-	2,027	-
Consorcio Vial Sullana	-	-	470	-
Consorcio Atocongo	1,650	-	952	-
Consorcio Lima Activ Comerc	-	-	32	-
Consorcio Constructor Alto Cayma	1,533	-	1,376	-
Consorcio Vial Ipacal	694	700	283	-
Consorcio Toromocho	1,819	3,432	2,044	3,712
Consorcio Terminales	628	-	6	-
Consorcio Lima	1,232	-	639	-
Consorcio Norte Pachacutec	-	-	688	833
Consorcio Vial Quinua	561	4,422	76	589
Consorcio Ancon Pativilca	-	1,054	-	-
Consorcio Alto Cayma	-	-	-	843
Consorcio Vial Ayahuaylas	-	-	107	-
Consorcio La Zanja	309	349	-	-
Consorcio Marcona	1,600	2,168	-	-
Consorcio Transmantaro	-	-	-	694
Other smaller	6,515	4,274	6,123	7,876
	49,230	31,852	58,253	38,102

Other related parties:
Besco	-	2,155	-	2,242
Ferrovias Argentina	-	7,118	-	9,896
El Cóndor Combustibles	-	1,366	-	-
Other smaller	308	-	-	-
	49,761	42,734	65,820	50,240

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

9	INVESTMENTS IN ASSOCIATES

As of september 30, 2013, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2012.

In 2013, Logística de Químicos del Sur S.A.C. (hereinafter LQS) and Sistemas SEC SA (hereinafter SEC) was de-consolidated from the Group and is recorded as an equity method investment as of September 30, 2013. The effect of this transaction on total assets and total shareholders´equity is not material to the financial statements for any periods presented.

The movement of our investments in associates for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 is as follows:

	At December	At September
	31, 2012	30, 2013
	S/.000	S/.000

Beginning balance	25,953	37,446
Acquisition and/or contributions received	15,128	2,609
Share of the profit and loss in associates
under the equity method of accounting	604	32,603
Dividends received	(2,057)	(4,420)
LQS Investment	-	7,408
SEC Investment	-	9,775
Other	(2,182)	2,301
	37,446	87,722

10	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

The movement in property, plant and equipment and intangible assets accounts was as follows

	Property,
	plant and	Intangible
	equipment	assets
	S/.000	S/.000

For the nine-month period ended
September 30, 2012
At January 1, 2012	686,913	317,797
Additions	235,793	27,271
Acquisition of subsidiary - net	71,768	9,976
Transfers, disposals and adjustments	4,030	29,554
Deductions for sale of assets	(8,527)	-
Depreciation, amortization and impairment charges	(122,895)	(51,274)
Net cost at September 30, 2012	867,082	333,324

For the nine-month period ended
September 30, 2013
At January 1, 2013	938,093	505,108
Additions	188,613	19,468
Acquisition of subsidiary - net	52,504	11,303
Transfers, disposals and adjustments	(62,666)	42,873
Deductions for sale of assets	(15,277)	-
Depreciation, amortization and impairment charges	(138,623)	(57,940)
Net cost at September 30, 2013	962,644	520,812

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

Additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

The 2012 adjustment to Property, plant and equipment and Intangible assets related to the acquisition of subsidiary relates to the acquisition of subsidiary Stracon GyM S.A. This transaction is described in detail in the annual consolidated  financial statements as of December 31, 2012.

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were construction, electro-mechanical, engineering services and sale of IT equipment and services.

Goodwill by cash-generating units as of September 30, 2013 is broken down as follows:

S/.000

Construction - Engineering	61,133
Construction - Mining services	13,366
Construction - Electromechanical	20,737
Information goods and services	4,172
99,408

Management has tested impairment of its cash-generating units to which goodwill is allocated at September 30, 2013 applying criteria similar to those performed as of December 31, 2012. As a result of this evaluation, no impairment adjustments were considered necessary.

11	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	September	December	September	December	September
	31, 2012	30, 2013	31, 2012	30, 2013	31, 2012	30, 2013
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Bank loans	501,692	603,058	337,196	440,705	164,496	162,353
Leases	343,782	306,568	115,623	112,334	228,159	194,234
	845,474	909,626	452,819	553,039	392,655	356,587

a)   Bank loans obtained in 2013 -

On February 27, 2013, the Company entered into a syndicated loan agreement which will be paid in seventeen quarterly installments from May 2014 to February 2018 with an annual interest of LIBOR (3 months) + 4.25%, up to a maximum of U.S. $ 150 million (S /. 417.0 million), with a set of twelve financial local and foreign institutions.

At April 26, 2013, the group had received U.S. $ 150 million (S /. 417.0 million) funds, which were intended to repay a short-term loan to BBVA Continental of U.S. $ 60 million (equivalent to S/.155.3 million) and financing activities of the subsidiary GyM Ferrovías S.A.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

On 30 September 2013, the Financial Management agreed to pay the entire syndicated loan as it was a bridge loan to purchase GyM Ferrovías S.A.

b)      Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At September	At December	At September
	31, 2012	30, 2013	31, 2012	30, 2013
	S/.000	S/.000	S/.000	S/.000

Loans from multilateral organizations	47,815	45,229	50,567	43,447
Other loans	797,659	864,397	828,208	823,821
	845,474	909,626	878,775	867,268

Fair values are based on the cash flows discounted by using borrowing rates ranging from 4.94% to 7.70%. It should be noted that the interest rate used are those applicable and negotiated by each Company.

12	OTHER PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At September
	31, 2012	30, 2013
	S/.000	S/.000

Current portion	11,312	4,131
Non-current portion	51,315	52,113
	62,627	56,244

The movement of this item for the nine-month period ended September 30, 2012 and 2013 is as follows:

			Provisions	Provisions
	Legal	Contingent	for tax and	for oil well
	claims	liabilities	legal actions	closure	Total
	S/.000	S/.000	S/.000	S/.000	S/.000
For the nine-month period
ended September 30, 2012 -
At January 1, 2012	6,702	24,466	102,776	-	133,944
Additions	4,325	-	-	-	4,325
Reclassifications	-	(24,466)	-	-	(24,466)
Currency Conversion adjustment			4,970		4,970
Write - offs	(121)	-	(37,651)	-	(37,772)
At September 30, 2012	10,906	-	70,095	-	81,001

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

			Provisions	Provisions
	Legal	Contingent	for tax and	for oil well
	claims	liabilities	legal actions	closure	Total
	S/.000	S/.000	S/.000	S/.000	S/.000

For the nine-month period
ended September 30, 2013 -
At January 1, 2013	11,380	11,130	35,220	4,897	62,627
Additions	516	-	-	-	516
Acquisition of subsidiaria	-	815	-	-	815
Currency Conversion adjustment	6	280	-	-	286
Write - offs	(869)	-	(6,932)	(199)	(8,000)
At September 30, 2013	11,033	12,225	28,288	4,698	56,244

As of January 1,  2012, contingent liabilities were maintained with CAM Chile and affiliates for services to be billed of  S/.12.9 million and statutory bonuses and other worker benefits amounting to S/.11.5 million, which in the first quarter of 2012 became executable, and therefore, they were reclassified to other accounts payable.

Write-offs for the nine-month period ended September 30, 2012 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to the 2011 acquisition of CAM Chile and affiliates, since these contingencies expired over the period.

13	CAPITAL

As of September 30, 2013 and December 31, 2012, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares (558,284,190 common shares at December 31,12) at S/.1.00 par value each.

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings and as a result capital increased from S/.390,798,933 to S/.558,284,190. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

Subsequently, by resolution of General Meeting of March 26, 2013, as well as agreements adopted at meetings of the Board May 30, July 23 and August 22 of 2013,  it was agreed the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), increasing the capital sum from S/.558,284.190 to S/.660,053.790.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche in the amount of S/.97,674.420 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS´s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche in the amount of S/.4, 095.180 common shares and ADS´s 819.036 (issued at 5 shares per ADS rate).

At September 30, 2013, a total of 146,268,635 shares are represented at ADSs (equivalent to 29,253,727 ADSs at 5 shares per ADS).

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

14	EXPENSES BY NATURE

This item comprises:

		Adminis-
	Cost of	trative-
	works	expenses	Total
	S/.000	S/.000	S/.000

For the nine-month period ended
September 30, 2012:
Purchase of goods	438,386	1,934	440,320
Personnel charges	834,829	63,184	898,013
Services provided by third-parties	998,752	70,937	1,069,689
Taxes	20,530	694	21,224
Other management charges	471,894	30,370	502,264
Depreciation	114,579	9,400	123,979
Amortization	43,658	7,616	51,274
Impairment	1,002	343	1,345
Inventory variance	240,114	150	240,264
	3,163,744	184,628	3,348,372

		Adminis-
	Cost of	trative-
	works	expenses	Total
	S/.000	S/.000	S/.000

For the nine-month period ended
September 30, 2013:
Purchase of goods	766,309	-	766,309
Personnel charges	1,001,536	148,978	1,150,514
Services provided by third-parties	972,575	65,739	1,038,314
Taxes	13,808	892	14,700
Other management charges	480,949	34,677	515,626
Depreciation	131,383	8,420	139,803
Amortization	52,735	5,205	57,940
Inventory variance	121,224	219	121,443
	3,540,519	264,130	3,804,649

15	INCOME TAX EXPENSES

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The expected estimated average annual tax rate used for the year to September 30, 2013 is 32.50% (30.36% for the nine-month period ended September 30, 2012).

16	CONTINGENCIES, COMMITMENTS AND GUARANTEES

As of September 30, 2013, the Group’s contingencies show no variations with respect to the disclosures in the financial statement for the year ended December 31, 2012. As of September 30, 2013, total  contingencies amounted to S/.29.8 million, The commitments and guarantees as of September 30, 2013 amount to US$778.8 millones y S/.28.2 millones.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

17	DIVIDENDS

Dividends from the year ended December 31, 2012, of S/.0.156 per share totaling S/.86,986,244 , were approved at the General Shareholders’ meeting held on March 26, 2013. The interim financial statements do reflect dividends payable as of September 30, 2013.

Dividends from the year ended December 31, 2011, of S/.0.155 per share totaling S/.86,722,434, were approved at the General Shareholders’ meeting held on March 30, 2012. The interim financial statements do  reflect dividends payable as of September 30, 2012.

For the nine-month period ended September 30, 2013, the Group paid dividends on its subsidiaries to its non-controlling entities for S/.27.0 million (S/.14.9 million for the same period of 2012).

18	BUSINESS COMBINATION

Acquisition of DSD Construcciones y Montajes S.A.

In August 2013, the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile Spa acquired the 66.33%, 24.39% and 0.01%, respectively, of the shares representing the capital of DSD Construcciones y Montajes S.A., whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

With this purchase GyM S.A. acquired 85.95% of indirect control at DSD Construcciones y Montajes S.A. This acquisition is part of the company´s expansion plans in markets with high growth potential such as Chile and attractive industries such as mining and energy.

The consideration paid by GyM S.A. amounted to U.S. $ 37.2 million (equivalent to S/.103.8 million) and resulted in the recognition of goodwill of S/.5.6 million at the acquisition date, as presented below::

	S/.000	US$000

Cash and cash equivalents	15,530	5,562
Trade accounts receivable	74,502	26,684
Accounts receivable from related	6,713	2,404
Accounts receivable	3,246	1,162
Prepaid expenses	1,031	369
Investments	2,609	935
Property, plant and equipment	52,504	18,805
Intangibles	5,741	2,056
Deferred income tax	2,192	785
Trade accounts payable	(5,328)	(1,908)
Accounts payable	(26,130)	(9,359)
Provisions	(13,363)	(4,802)
Deferred income tax	(4,859)	(1,740)
Fair value of net assets	114,388	40,953

Non-controlling (14.05%)	(16,078)	(5,759)
Goodwill	5,562	1,992
Consideration paid for the purchase	103,872	37,186

Revenue and results generated by the period between the date of acquisition to September 30, 2013 were S/.21.2 million and S/.0.2 million (loss), respectively.

If DSD Construcciones y Montajes S.A. would have been consolidated since January 1, 2013, the revenue and profit generated would have been S/.124.5 million and S/.0.7 million, respectively.